UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ADA-ES, Inc.

File No. 0-50216 - CF#26159

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ADA-ES, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2008, as modified by the same Exhibits re-filed with fewer redactions to a Form 10-Q/A filed on April 1, 2011.

Based on representations by ADA-ES, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.50(a) to Form 10-Q filed November 7, 2008 until December 31, 2011
Exhibit 10.50(b) to Form 10-Q filed November 7, 2008 until December 31, 2011
Exhibit 10.50(c) to Form 10-Q filed November 7, 2008 until December 31, 2011
Exhibit 10.50(d) to Form 10-Q filed November 7, 2008 until December 31, 2011
Exhibit 10.51 to Form 10-Q filed November 7, 2008 until December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel